UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

Distribution Agency Agreement

On December 4, 2009, Tsakos Energy Navigation Limited, entered into a distribution agency agreement (the “Distribution Agency Agreement”) with Credit Suisse Securities (USA) LLC, pursuant to which the Company may issue and sell, from time to time, up to 3,000,000 common shares of the Company, par value $1.00 per share, through Credit Suisse as sales agent or to Credit Suisse as principal.

The offered shares, if any, will be issued pursuant to the Company’s shelf Registration Statement on Form F-3, as amended (No. 333-159218). The Company has filed a prospectus supplement, dated December 4, 2009, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the 3,000,000 common shares.

The foregoing description is qualified in its entirety by reference to the Distribution Agency Agreement, a copy of which is included as Exhibit 1.1 to this Current Report on Form 6-K and is incorporated by reference herein.

This Report on Form 6-K and Exhibit 1.1. hereto are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (No. 333-159218) initially filed with the SEC on May 13, 2009, as amended by Pre-Effective Amendment No. 1 filed with the SEC on June 12, 2009, Pre-Effective Amendment No. 2 filed with the SEC on July 1, 2009 and Pre-Effective Amendment No. 3 filed with the SEC on July 10, 2009.

EXHIBIT INDEX

1.1	Distribution Agency Agreement dated December 4, 2009 by and between Tsakos Energy Navigation Limited and Credit Suisse Securities (USA) LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2009

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ NIKOLAS P. TSAKOS
Nikolas P. Tsakos President and Chief Executive Officer